SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Intersections Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

460981301

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 16,165
	6.	Shared Voting Power 3,296,115
	7.	Sole Dispositive Power 16,165
	8.	Shared Dispositive Power 3,312,280
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,312,280
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.27%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,296,115
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,296,115
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,296,115
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.20%
12.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,477,701
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,477,701
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,701
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.37%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 826,792
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 826,792
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,792
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.56%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 460,812
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 460,812
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,812
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 530,810
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 530,810
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.29%
12.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the beneficial ownership of the Reporting Persons in Intersections Inc. (“Intersections” or the “Issuer”). This Amendment No. 1 supplements the Schedule 13D as previously filed on February 15, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $18,818,191.79 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $100,270.73 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

This Amendment No. 1 is being filed to report increases in beneficial ownership of one percent or more of the Common Stock of the Issuer as a result of acquisitions of the Common Stock of the Issuer made between February 15, 2015 and November 20, 2015 and a decrease in beneficial ownership of one percent or more of the Common Stock of the Issuer on November 20, 2015 resulting from a change in the aggregate number of outstanding shares of Common Stock following a private placement of Common Stock.

On behalf of the Funds, Osmium Partners has directed the purchase of the shares of Common Stock reported by them as an investment for the Funds. The Funds acquired the Securities because Osmium Partners considered them to be an attractive investment opportunity. Osmium Partners may cause the Funds to make further acquisitions of shares of Common Stock or of other types of securities of the Issuer from time to time or to dispose of any or all of the Securities held by the Funds at any time.

Osmium Partners intends to review continuously the Funds’ investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Osmium Partners may cause the sale of all or part of the shares of Common Stock held by the Funds, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer or equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Mr. Lewis was appointed to the Issuer’s Board of Directors effective October 14, 2015, filling a newly created directorship. The Issuer reported the appointment in an 8-K filed on October 16, 2015.

ITEM 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,477,701 shares of Common Stock representing 6.37% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 826,792 shares of Common Stock representing 3.56% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 460,812 shares of Common Stock representing 1.99% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 530,810 shares of Common Stock representing 2.29% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 3,296,115 shares of Common Stock held by them, representing 14.20% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Mr. Lewis individually owns 16,165 shares of Common Stock representing 0.07% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 3,312,280 shares of Common Stock representing 14.27% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 23,206,128 shares of Common Stock outstanding as of November 20, 2015, as reported by the Issuer to Osmium Partners.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,477,701 shares of Common Stock, 826,792 shares of Common Stock, 460,812 shares of Common Stock and 530,810 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 16,165 shares of Common Stock reported herein as individually owned by him.

(c) The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock during the 60 days preceding August 28, 2015 and the 60 days preceding the date of this filing:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/20/2015	50,000	2.50	Purchase
8/31/2015	30,000	2.02	Purchase
8/17/2015	35,000	2.57	Purchase
8/14/2015	10,284	2.36	Purchase

Osmium Diamond, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/20/2015	10,000	2.50	Purchase
8/31/2015	15,000	2.02	Purchase
8/28/2015	28,201	2.02	Purchase
8/27/2015	15,000	1.95	Purchase
8/19/2015	10,000	2.52	Purchase
8/18/2015	3,800	2.57	Purchase
8/14/2015	7,513	2.28	Purchase

Osmium Spartan, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
8/31/2015	12,000	2.02	Purchase
8/27/2015	15,000	1.95	Purchase
8/21/2015	34,000	2.60	Purchase
8/20/2015	4,138	2.43	Purchase
8/20/2015	200	2.52	Purchase
8/19/2015	15,000	2.52	Purchase
8/18/2015	10,800	2.59	Purchase
8/17/2015	7,476	2.57	Purchase
8/14/2015	7,000	2.28	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the 60 days preceding August 28, 2015 and the 60 days preceding the date of this filing.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 hereby is supplemented as follows:

On November 13, 2015, Osmium Partners and Issuer entered into a Subscription Agreement whereby investment funds affiliated with Osmium Partners subscribed to purchase 60,000 shares of the Issuer for an aggregate purchase price of $150,000.00. The Issuer separately described the transaction in an 8-K filed on November 16, 2015.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (Filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Filed herewith)